UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LDK Solar Announces Onshore Restructuring

We, LDK Solar CO., Ltd., have announced today that the Intermediate People’s Court in Xinyu City of Jiangxi Province (the “Xinyu Intermediate Court”), on November 17, 2015, pursuant to the Enterprise Bankruptcy Law of the People’s Republic of China (the “PRC Bankruptcy Law”), accepted the applications by Xinyu City Chengdong Construction and Investment Corporation (“Xinyu Chengdong”) and China National Grid (Jiangxi Province) Corporation Ganxi Power Branch (“Ganxi Power” and, together with Xinyu Chengdong, the “Applicants”) against four of our onshore subsidiaries (the “Respondents”) in the People’s Republic of China, namely Jiangxi LDK Solar Hi-Tech Co., Ltd., LDK Solar Hi-Tech (Xinyu) Co., Ltd., Jiangxi LDK PV Silicon Technology Co., Ltd. and Jiangxi LDK Solar Polysilicon Co., Ltd., for enforcement of payments in the aggregate amount of Rmb 281,581,675 relating to borrowings and project fees due and payable by the Respondents to Xinyu Chengdong and Rmb 53,473,487 relating to electricity charges due and payable by the Respondents to Ganxi Power and for a bankruptcy restructuring of each of the Respondents.

On November 17, 2015, the Xinyu Intermediate Court declared the commencement of the bankruptcy restructuring of the Respondents and has designated a specially organized “Restructuring Group” within the Xinyu Hi-Tech Industrial Park Management Committee (the “Management Committee”) as the administrator as called for under the PRC Bankruptcy Law, with Mr. Shaorong Xu, Director of the Management Committee, as the responsible person in charge of the administrator and Jiangxi Yaojian Law Firm responsible for specific matters in the bankruptcy restructuring.

The Xinyu Intermediate Court has also instructed that the first creditors’ meetings relating to the bankruptcy restructuring of our four Respondents be held at 9:00 a.m. and 3:00 p.m. on March 1, 2016 and 9:00 a.m. and 3:00 p.m. on March 2, 2016, each in Xinyu time, in the Cinema Theatre of the Xinyu City Chengbei Convention and Exhibition Centre. These first creditors’ meetings are scheduled to receive the report of the administrator on the status of the bankruptcy restructuring, creditors’ claims as reported and verified, and the financial condition of the Respondents.

Attached hereto as Exhibit 99.2 is our press release issued on November 18, 2015.

Incorporation by Reference

This periodic report on Form 6-K (excluding Exhibit 99.2) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: November 18, 2015

Exhibit 99.2

LDK Solar Announces Onshore Restructuring

XINYU, China and CUPERTINO, California — November 18, 2015 — LDK Solar CO., Ltd. (“LDK Solar” or the “Company”, OTC Pink: LDKYQ) today announced that the Intermediate People’s Court in Xinyu City of Jiangxi Province (the “Xinyu Intermediate Court”), on November 17, 2015, pursuant to the Enterprise Bankruptcy Law of the People’s Republic of China (the “PRC Bankruptcy Law”), has accepted the applications by Xinyu City Chengdong Construction and Investment Corporation (“Xinyu Chengdong”) and China National Grid (Jiangxi Province) Corporation Ganxi Power Branch (“Ganxi Power” and, together with Xinyu Chengdong, the “Applicants”) against four onshore subsidiaries of LDK Solar (the “Respondents”) in the People’s Republic of China, namely Jiangxi LDK Solar Hi-Tech Co., Ltd., LDK Solar Hi-Tech (Xinyu) Co., Ltd., Jiangxi LDK PV Silicon Technology Co., Ltd. and Jiangxi LDK Solar Polysilicon Co., Ltd., for enforcement of payments in the aggregate amount of Rmb 281,581,675 relating to borrowings and project fees due and payable by the Respondents to Xinyu Chengdong and Rmb 53,473,487 relating to electricity charges due and payable by the Respondents to Ganxi Power and for a bankruptcy restructuring of each of the Respondents.

On November 17, 2015, the Xinyu Intermediate Court declared the commencement of the bankruptcy restructuring of the Respondents and has designated a specially organized “Restructuring Group” within the Xinyu Hi-Tech Industrial Park Management Committee (the “Management Committee”) as the administrator as called for under the PRC Bankruptcy Law, with Mr. Shaorong Xu, Director of the Management Committee, as the responsible person in charge of the administrator and Jiangxi Yaojian Law Firm responsible for specific matters in the bankruptcy restructuring.

The Xinyu Intermediate Court has also instructed that the first creditors’ meetings relating to the bankruptcy restructuring of the four Respondents will be held at 9:00 a.m. and 3:00 p.m. on March 1, 2016 and 9:00 a.m. and 3:00 p.m. on March 2, 2016, each in Xinyu time, in the Cinema Theatre of the Xinyu City Chengbei Convention and Exhibition Centre. These first creditors’ meetings are scheduled to receive the report of the administrator on the status of the bankruptcy restructuring, creditors’ claims as reported and verified, and the financial condition of the Respondents.

“It is regrettable that we have come to this inevitable juncture on our onshore financial crossroads, despite the tremendous efforts we have made in order to make progress in our onshore financial restructuring subsequent to our successful offshore financial restructuring,” commented Mr. Zhibin Liu, Chairman, President and CEO of LDK Solar. “Nevertheless, we respect our creditors’ rights and interests; we respect our other stakeholders’ rights and interests; and we respect the judicial intervention by the Xinyu Intermediate Court in its attempt to protect the rights and interests of our various stakeholders. We will cooperate with the court and will endeavor to achieve a reasonable and balanced result for LDK Solar and its stakeholders. As far as the LDK Solar management is concerned, we continue to be determined to work hard in the current and forthcoming economic environment, to meet our challenges ahead in our onshore restructuring, and to build our company up into a reputable player in the photovoltaic industry. In this regard, we appreciate the continued support of our wide-ranging stakeholders during our tortuous restructuring and rebuilding process.”

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Cupertino, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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